EXHIBIT 21.1

List of Subsidiaries at December 31, 2008

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries.  Each subsidiary is owned, directly or indirectly, by us.

Name	Jurisdiction of Incorporation
Catasys, Inc.	Delaware
Hythiam Development, Inc.	Delaware
Hythiam International (Cayman), Ltd.	Cayman Islands
Hythiam International, Sarl	Switzerland
Quit System, Sarl	Switzerland
Hythiam Switzerland, Sarl	Switzerland
Quit Systems Spain Trading, Sl	Spain
Comprehensive Care Corporation	Delaware
Comprehensive Behavioral Care, Inc.	Nevada
Comprehensive Care Integration, Inc	Delaware
Comprehensive Behavioral Care of Connecticut, Inc.	Florida
Healthcare Management Services, Inc.	Michigan
CompCare of Pennsylvania, Inc.	Nevada